Egan Nelson LLP

VIA EDGAR

May 21, 2025

Ms. Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Connect Invest III LLC Offering Statement on Form 1-A File No. 024-12602

Dear Ms. Gorman:

This letter is submitted on behalf of Connect Invest III LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A/A filed on May 9, 2025 (“Offering Statement”), as set forth in your letter dated May 14, 2025 addressed to Mr. Todd B. Parriott, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment. The responses provided herein are based on information provided to Egan Nelson LLP by the Company. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Amendment.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	We note your response to prior comment 3 and reissue our comment. We note that you added correspondence to your exhibit index; however, our prior comment noted that you have not yet publicly filed your draft offering statement in accordance with Rule 252(d)(1) of Regulation A.

Response: In response to the Staff’s comment, the Company has publicly filed its draft offering statement in accordance with Rule 252(d)(1) of Regulation A.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 628-9524.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest III LLC